August 12, 2009

US Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561
Attention: Damon Colbert

Re:	HC Innovations, Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2008 Filed July
10, 2009
Form 10-Q/A for Fiscal Quarter Ended March 31, 2009 Filed July
20, 2009
File No. 000-52197

Dear Mr. Colbert:

     In response to your letter dated July 28, 2009, HC Innovations, Inc. (the “Company”) hereby undertakes that the executed copies of the exhibits filed with the Company’s Form 10-K/A will be included in the Company’s next periodic report. The Company will also re-file Exhibit 10.19 to the Form 10-K/A to include schedule 9.15 thereof in the Company’s next periodic report.

     Please do not hesitate to contact us should you have any questions. Thank you.

Sincerely,

/s/ R. Scott Walker
R. Scott Walker
Chief Financial Officer